Exhibit 99.1

SODASTREAM INTERNATIONAL LTD.

Gilboa Street, Airport City, Ben Gurion Airport, Israel

February 6, 2017

Dear Shareholder,

You are cordially invited to attend the special general meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (the “Company”) to be held on March 13, 2017 at 2:00 P.M., Israel time, at the offices of the Company at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

At the Meeting, you will be asked to consider and vote on the proposals set forth in the proxy statement relating to the Meeting (the “Proxy Statement”).

Whether or not you plan to attend, and vote your shares in person at, the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Proxy Statement, please complete, sign, date and mail the enclosed proxy card in the envelope provided so that it will be received no later than the time fixed for the Meeting. If you hold your shares in “street name” through a broker, bank or other nominee, please vote in accordance with the instructions on such nominee’s proxy card, which may include instructions about voting by telephone or over the Internet. If you hold your shares through members of the Tel Aviv Stock Exchange (the “TASE”), you may vote your shares (i) in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000 as proof of ownership of the shares, (ii) by sending such certificate along with a duly executed proxy card to the Company at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attention: Dotan Bar-Natan, Head of Legal Department, or (iii) via the Israel Securities Authority’s electronic voting system no later than six hours before the time fixed for the Meeting.

The Company has fixed the close of business on February 13, 2017 as the record date for the determination of shareholders entitled to notice of, and to vote on the matters proposed at, the Meeting and any adjournment or postponement thereof.

Additional information about the Company is contained in the Company’s annual report on Form 20-F for the year ended December 31, 2015, which is available on the Company’s investor relations website at http://sodastream.investorroom.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov, on the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and on the TASE’s website at http://maya.tase.co.il.

We look forward to seeing as many of you as can attend the Meeting. Thank you for your continued support.

Very truly yours,

/s/ Stanley Stern
Stanley Stern
Chairman of the Board of Directors

SODASTREAM INTERNATIONAL LTD.

Gilboa Street

Airport City, Ben Gurion Airport, 7019900, Israel

Notice of THE sPECIAL General Meeting of Shareholders

TO BE HELD ON MARCH 13, 2017

The special general meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (“SodaStream” or the “Company”) will be held on March 13, 2017 at 2:00 P.M. (Israel time), at SodaStream’s principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel. The Meeting is being called for the following purposes, in the following order:

1.	To approve the Company’s compensation policy for its office holders in accordance with the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”).

2.	To approve a grant of options to Prof. Yehezkel (Chezy) Ofir, a non-employee director of the Company.

3.	To approve a grant of options to Mr. Avishai Abrahami, a non-employee director of the Company.

4.	To approve a grant of options to Mr. Torsten Koster, a non-employee director of the Company.

5.	To act upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The approval of each of Proposals 1, 2, 3 and 4 requires the affirmative vote of the holders of the majority of the shares present in person or represented by proxy and voted at the Meeting on the relevant proposal, excluding abstentions, provided that either: (i) such majority includes a majority of the shares voted by shareholders who are not “controlling shareholders” and who do not have a “personal interest” in the resolution under the relevant proposal; or (ii) the total number of shares held by shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the resolution does not exceed 2% of the outstanding voting shares of the Company.

These proposals are described more fully in the enclosed proxy statement relating to the Meeting (the “Proxy Statement”), which we urge you to read in its entirety.

The Company’s board of directors recommends a vote “FOR” each of the proposals listed above and described in the Proxy Statement.

Shareholders of record at the close of business on February 13, 2017 (the “Record Date”), are entitled to notice of and to vote at the Meeting. The Proxy Statement and the proxy card will be mailed on or about February 16, 2017 to the shareholders of record. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s investor relations website at http://sodastream.investorroom.com and on the SEC’s website at www.sec.gov.

Whether or not you plan to attend, and vote your shares in person at, the Meeting, you are asked to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company no later than the time fixed for the Meeting or vote by telephone or over the Internet if you hold your shares in “street name” and the voting instruction form provided by your bank, broker or nominee specifies such voting methods. Your returned proxy may be revoked at any time before it is voted, provided that you either: (i) return a later-dated proxy card, or (ii) vote your shares in person at the Meeting if you are the record holder of the shares and can provide a copy of a certificate(s) evidencing your shares. If your shares are held in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a “legal proxy” from the record holder to vote the shares at the Meeting on behalf of the record holder.

If you hold your shares through members of the Tel Aviv Stock Exchange (the “TASE”), you may vote your shares (i) in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000 as proof of ownership of the shares, (ii) by sending such certificate along with a duly executed proxy card to the Company at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attention: Dotan Bar-Natan, Head of Legal Department, or (iii) via the Israel Securities Authority’s electronic voting system no later than six hours before the time fixed for the Meeting. Shareholders who vote their shares via the Israel Securities Authority’s electronic voting system may revoke their electronic vote by voting through the electronic voting system on a later date (but prior to six hours before the time fixed for the Meeting), or by voting in person at the Meeting as described above.

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In accordance with the Companies Law and the regulations promulgated thereunder, a shareholder may submit a written position statement in English to us, expressing its position on any of Proposals 1, 2, 3 and 4, no later than March 3, 2017, at the following address: SodaStream International Ltd., Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attn: Dotan Bar-Natan, Head of Legal Department. We will publish timely delivered position statements by way of furnishing a report on Form 6-K to the SEC.

Additionally, in accordance with, and subject to, the provisions of the Companies Law and the regulations promulgated thereunder, certain of our shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to the Company no later than February 13, 2017, provided that such proposal is appropriate for consideration by shareholders at the Meeting. Such proposals should be submitted in writing to us at the following address: SodaStream International Ltd., Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attn: Dotan Bar-Natan, Head of Legal Department. If our board of directors determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting in accordance with the provisions of the Companies Law and the regulations promulgated thereunder by way of issuing a press release or furnishing a report on Form 6-K to the SEC, however, the Record Date for the Meeting will not change.

By order of the Board of Directors,

/s/ Stanley Stern
Stanley Stern
Chairman of the Board of Directors

Airport City, Israel
February 6, 2017

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SODASTREAM INTERNATIONAL LTD.

Gilboa Street

Airport City, Ben Gurion Airport, 7019900, Israel

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 13, 2017

We invite you to attend the special general meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (“SodaStream” or the “Company”). The Meeting will be held on March 13, 2017 at 2:00 P.M. (Israel time), at SodaStream’s principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

The shareholders will be asked to vote on the following proposals at the Meeting, as further detailed below in this proxy statement (the “Proxy Statement”), in the following order:

1.	To approve the Company’s compensation policy for its office holders in accordance with the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”).

2.	To approve a grant of options to Prof. Yehezkel (Chezy) Ofir, a non-employee director of the Company.

3.	To approve a grant of options to Mr. Avishai Abrahami, a non-employee director of the Company.

4.	To approve a grant of options to Mr. Torsten Koster, a non-employee director of the Company.

Our board of directors recommends that you vote “FOR” each of the proposals listed above and described in this Proxy Statement.

Currently, we are not aware of any other matters that will come before the Meeting.

Whether or not you plan to attend, and vote your shares in person at, the Meeting, our board of directors is asking that you complete, sign and send in your proxy card, attached to this Proxy Statement (or vote by telephone or over the Internet, if your shares are held in “street name” through a bank, broker or other nominee and the voting instruction form provided by your bank, broker or nominee specifies such voting methods), in order to be represented at the Meeting or at any adjournment or postponement thereof. If you hold your shares through members of the Tel Aviv Stock Exchange (the “TASE”), you may vote your shares (i) in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000 as proof of ownership of the shares, (ii) by sending such certificate along with a duly executed proxy card to the Company at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attention: Dotan Bar-Natan, Head of Legal Department, or (iii) via the Israel Securities Authority’s electronic voting system no later than six hours before the time fixed for the Meeting.

ABOUT THE MEETING

Who Can Vote

You are entitled to notice of and to vote at the Meeting if you were a shareholder of record at the close of business on February 13, 2017 (the “Record Date”). We are mailing copies of this Proxy Statement and the proxy card to such shareholders of record on or about February 16, 2017.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to the Chief Financial Officer or the Head of Legal Department of the Company or to vote in person at the Meeting.

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If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. None of the items on the agenda of the Meeting are considered routine. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

How You Can Vote

Attached is the proxy card for the Meeting that is being solicited by our board of directors. You can vote your shares by attending the Meeting or by completing and signing this proxy card. We will not be able to count a proxy card unless we receive it at our principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by no later than the time fixed for the Meeting.

If you hold your shares in “street name,” then you received this Proxy Statement from the broker, bank or other nominee, along with such nominee’s voting instruction card which includes voting instructions. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion on non-routine matters, as described above. If you hold your shares through members of the TASE, you may vote your shares (i) in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000 as proof of ownership of the shares, (ii) by sending such certificate along with a duly executed proxy card to the Company at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attention: Dotan Bar-Natan, Head of Legal Department, or (iii) via the Israel Securities Authority’s electronic voting system no later than six hours before the time fixed for the Meeting.

How to Change Your Vote or Revoke Your Proxy

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at Gilboa Street, Airport City, Ben Gurion Airport, 7019900, Israel, Attn: Dotan Bar-Natan, Head of Legal Department, prior to the time of the Meeting canceling the proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairperson of the Meeting, or (iii) by attending and voting in person at the Meeting. To revoke the proxy by attending the Meeting, you must provide a copy of the certificate(s) evidencing that you are the record holder of those shares and proceed to request their respective previously returned proxy card be revoked. Shareholders who hold their shares through members of the TASE and vote via the Israel Securities Authority’s electronic voting system may revoke their electronic vote by voting through the electronic voting system on a later date (but prior to six hours before the time fixed for the Meeting), or by voting in person at the Meeting as described above. Attendance at the Meeting will not, in and of itself, constitute revocation of a proxy or prior vote via the Israel Securities Authority’s electronic voting system.

If you hold shares in “street name” you must contact your bank, broker or other nominee to revoke any prior voting instructions.

Quorum and Required Vote

As of January 31, 2017, there were 21,377,388 ordinary shares outstanding. Each ordinary share is entitled to one vote upon each of the matters to be presented and voted on at the Meeting.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The Nasdaq Stock Exchange rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders, such as the Meeting, consists of at least two shareholders present in person, by proxy or by written ballot (if relevant), who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided under the Nasdaq Rules.

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In addition, if a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of our board of directors with the consent of the majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. Any number of shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. They will not, however, be treated as either a vote “FOR” or “AGAINST” a proposal.

The approval of each of Proposals 1, 2, 3 and 4 requires the affirmative vote of the holders of the majority of the shares present in person or represented by proxy and voted at the Meeting on the relevant proposal, excluding abstentions, provided that either: (i) such majority includes a majority of the shares voted by shareholders who are not “controlling shareholders” and who do not have a “personal interest” in the resolution under the relevant proposal; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the resolution does not exceed 2% of the outstanding voting shares of the Company.

In order for a vote on each of Proposals 1, 2, 3 and 4 to be counted, the voting shareholder must inform us (or if voting by proxy, indicate via a proxy card) whether or not he or she has a personal interest in the resolution under the relevant proposal. In order to inform us accordingly, you must indicate in Item 1A, 2A, 3A and 4A on the proxy card, as applicable, whether or not you have a personal interest in the resolution under the relevant proposal or are a controlling shareholder of the Company. If you fail to so indicate on the proxy card, your vote will not be counted in respect of Proposal 1, 2, 3 or 4, as applicable. A personal interest does not include a personal interest arising solely from the holding of shares in the Company.

The term “controlling shareholder” means a shareholder who has the ability to direct the activities of the Company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors of the Company or its chief executive officer (referred to in the Companies Law as the general manager). In addition, the term controlling shareholder includes any shareholder that holds 25% or more of the voting rights of the Company if no other shareholder holds more than 50% of the voting rights in such Company. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for approval are deemed as joint holders. As of the date hereof, the Company is not aware of any controlling shareholders.

A “personal interest” of a shareholder of a company is defined as such shareholder’s personal interest in an action or a transaction of such company, including (i) a personal interest of such shareholder’s relative, and (ii) a personal interest of a corporation in which such shareholder or any of his or her relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights, or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from the holding of shares in such company. A personal interest includes the personal interest of either the proxy holder (whether or not the shareholder granting the proxy has a personal interest) or the shareholder granting the proxy, in each case, whether or not the proxy holder has discretion how to vote on the matter. The term “relative” means a spouse, sibling, parent, grandparent or descendant and the spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Who Will Bear Proxy Solicitation Costs

The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of our ordinary shares. We may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs of the contractor will be paid by us.

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Voting Results

We will publish the final results of the Meeting on a Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at http://sodastream.investorroom.com. The contents of that website, or the information that can be accessed through that website, are not a part of this Proxy Statement.

BENEFICIAL OWNERSHIP OF SECURITIES

BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our shares as of January 31, 2017 by:

•	each person or entity known by us to beneficially own 5% or more of our outstanding ordinary shares;
•	each of our executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 21,377,388 ordinary shares outstanding as of January 31, 2017.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. Unless otherwise indicated, the address of each beneficial owner is c/o SodaStream International Ltd., Gilboa Street, Airport City, 7019900, Israel.

Name of Beneficial Owner	Shares Beneficially Owned
	Number(1)	Percentage(2)

Nantahala Capital Management, LLC Group (3)	1,369,977	6.4%
Real Property International Limited (4)	1,270,008	5.9%
Teleios Capital Partners GmbH (5)	1,198,758	5.6%
Executive officers and directors
Stanley Stern	*	*
Lauri A. Hanover	*	*
David Morris (6)	*	*
Jonathan Kolodny	*	*
Yehezkel (Chezy) Ofir	*	*
Richard Hunter	*	*
Avishai Abrahami	*	*
Torsten Koster	*	*
Daniel Birnbaum (7)	833,420	3.8%
Daniel Erdreich	*	*
Eyal Shohat	*	*
Amir Eyal	*	*
Matti Yahav	*	*
Galit Zucker	*	*
All executive officers and directors as a group (14 persons) (8)	1,112,665	5.0%

_________

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities and include shares subject to options that are exercisable within 60 days after January 31, 2017.

(2) If a shareholder has the right to acquire shares by exercising options that are exercisable within 60 days after January 31, 2017, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder, but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

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(3) Based on a Schedule 13G filed with the SEC on February 16, 2016. Consists of 1,369,977 shares beneficially owned by Nantahala Capital Management, LLC (“Nantahala”), a Massachusetts limited liability company. The shares held by Nantahala may also be deemed to be beneficially owned by the managing members of Nantahala, Messrs. Wilmot B. Harkey and Daniel Mack. The principal address of Nantahala is 19 Old Kings Highway S, Suite 200, Darien, Connecticut 6820.

(4) Based on a Schedule 13G/A filed with the SEC on February 12, 2016. Includes 546,842 shares beneficially owned by Real Property International Limited, a British Virgin Islands company (which changed its name from “Real Property Investments Limited” and its domicile from Liberia), and 723,166 shares beneficially owned by Real Property Investment (Guernsey) Limited, a Guernsey company (each, a “Real Property Reporting Person”). The shares of each Real Property Reporting Person are held by Line Holdings Limited and Line Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the late father of David Morris, one of our directors. The principal address of Real Property International Limited is 237 Main Street, Gibraltar, GX11 1AA and the principal address of Real Property Investment (Guernsey) Limited is PO Box 119, Martello Court, Admiral Park, St. Peter Port, Guernsey, GY1 3HB.

(5) Based on a Schedule 13D/A filed with the SEC on December 5, 2016. Includes 1,198,758 shares beneficially owned by Teleios Capital Partners GmbH, a Swiss limited liability company (“Teleios”). The shares held by Teleios may also be deemed to be beneficially owned by the managing officers of Teleios, Messrs. Igor Kuzniar, Firass Abi-Nassif and Adam Epstein (each, including Teleios, a “Teleios Reporting Person”). The principal business address of the Teleios Reporting Persons is Baarerstrasse 12 6300 Zug, Switzerland.

(6) The address for Mr. Morris is c/o KDM Partners LLP, 58 Queen Anne St., London W1G 8HW.

(7) Consists of 173,420 shares purchased in open market transactions and options to purchase 660,000 shares which are currently exercisable or exercisable within 60 days of January 31, 2017.

(8) Consists of 195,602 shares, options to purchase 914,413 shares and 2,650 restricted share units which are currently exercisable or have vested or exercisable or will become vested within 60 days of January 31, 2017.

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PROPOSAL NO. 1

APPROVAL OF A COMPENSATION POLICY FOR OFFICE HOLDERS

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as us, are required to adopt a policy governing the compensation of “office holders” (as defined in the Companies Law).

Following the recommendation of our compensation committee and approval by our board of directors, our shareholders approved a compensation policy for office holders at our annual general meeting of shareholders held in December 2013 and subsequently approved an amendment thereto at our annual general meeting of shareholders held in December 2015 (the “2013 Policy”). Under the Companies law, our compensation policy for office holders is to be approved, at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and next, by our shareholders. Accordingly, following a review of the 2013 Policy, our board of directors approved, following the recommendation of our compensation committee, a revised compensation policy for office holders in the form attached hereto as Appendix A (the “Revised Compensation Policy”) and our shareholders are being asked to approve the Revised Compensation Policy at the Meeting.

The following is a summary of the material changes made in the Revised Compensation Policy when compared to the 2013 Policy and is qualified in all respects by reference to the full text of the Revised Compensation Policy, the form of which is attached hereto as Appendix A.

•	Further to a recent amendment to regulations promulgated under the Companies Law, the Revised Compensation Policy provides that the Company’s chief executive officer, after consultation with the compensation committee, may approve non-material changes to the compensation package of an office holder who is not the chief executive officer or a director, provided that the terms of compensation of such office holder continue to meet the requirements of the Revised Compensation Policy. For these purposes, the Revised Compensation Policy clarifies that a change of up to 15% of the annual fixed compensation of such office holder shall be deemed to be non-material.

•	In the event of performance in excess of established targets, the maximum amount of the Annual Cash Bonus (as defined in the Revised Compensation Policy) for an office holder was increased from 100% of the office holder’s annual gross base salary to 125%.

•	Further to changes in the Companies Law, the maximum amount of the Discretionary Bonus (as defined in the Revised Compensation Policy) was increased from four monthly gross base salaries to eight monthly gross base salaries.

•

With respect to the first grant of Equity Awards to a Non-Executive Director (as such terms are defined in the Revised Compensation Policy) in connection with him or her first becoming a member of our board of directors, the minimum vesting period and the maximum exercise period of such Equity Awards shall be one year and 10 years, respectively, from the date that the Non-Executive Director first became a member of our board of directors (the “Commencement of Service Date”) and the exercise price of such Equity Awards (if applicable) shall be set as the closing price of the Company’s shares on the Commencement of Service Date.

In recommending and approving the Revised Compensation Policy, our compensation committee and board of directors considered the various factors set forth in the Companies Law, and reviewed various data and other information they deemed relevant, including, among others: (i) promoting the Company’s objectives, business plan and long-term policy; (ii) creating appropriate incentives for the Company’s office holders, considering, among other issues, the Company’s risk management policy; (iii) the Company’s size and nature of operations; and (iv) with respect to variable elements of compensation, the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

Under the Companies Law, subject to certain conditions, our board of directors may adopt the Revised Compensation Policy, even if it is not approved by the shareholders.

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Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve the resolution set forth below, provided that either: (i) such majority includes a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the resolution does not exceed 2% of the outstanding voting shares of the Company.

In order for a vote on Proposal 1 to be counted, the voting shareholder must inform us (or if voting by proxy, indicate via a proxy card) whether or not he or she has a personal interest in the resolution under such proposal. In order to inform us accordingly, and therefore for your vote to be counted in respect of Proposal 1, you must indicate in Item 1A on the proxy card whether or not you have a personal interest or are a controlling shareholder of the Company. If you fail to so indicate on the proxy card, your vote will not be counted in respect of Proposal 1. A personal interest does not include a personal interest arising solely from the holding of shares in the Company. Please see the discussion under “Quorum and Required Vote” above for definitions of the terms “controlling shareholder” and “personal interest” for purposes of this Proposal 1.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Revised Compensation Policy for office holders, in the form attached as Appendix A to SodaStream International Ltd.’s Proxy Statement, dated February 6, 2017, relating to a special general meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

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PROPOSAL NOS. 2 AND 3

APPROVAL OF A GRANT OF OPTIONS TO EACH OF

PROF. YEHEZKEL (CHEZY) OFIR AND MR. AVISHAI ABRAHAMI

(SEPARATELY WITH RESPECT TO EACH OF PROF. OFIR AND MR. ABRAHAMI)

Background

Under the Companies Law, remuneration of the members of our board of directors requires, in addition to the approval of our compensation committee and board of directors, shareholder approval. The grants of options to each of Prof. Yehezkel (Chezy) Ofir and Mr. Avishai Abrahami, as described below, were approved by our compensation committee and board of directors in November 2016, and, in accordance with the Companies Law, also require approval by our shareholders.

In December 2010, in connection with the Company’s initial public offering, each of the Company’s then non-employee directors was granted options to purchase up to 30,000 of our ordinary shares that vested over a three-year period, and, in December 2013, the Company’s then continuing non-employee directors were granted options to purchase up to 20,000 of our ordinary shares that vested over a three-year period. In December 2015, in connection with their joining our board of directors, each of Messrs. Stanley Stern, Jonathan Kolodny and Richard Hunter, all of whom are non-employee directors, was granted options to purchase 30,000 of our ordinary shares that vest over a three-year period. Prof. Yehezkel (Chezy) Ofir and Mr. Avishai Abrahami, each of whom is a non-employee director of the Company and satisfies the independent director requirements under the Nasdaq Rules, joined our board of directors in May 2016. Therefore, it is proposed that each of Prof. Yehezkel (Chezy) Ofir and Mr. Avishai Abrahami, in connection with their joining our board of directors in May 2016, be granted options to purchase up to 30,000 of our ordinary shares as further described below.

Grant of Options

Following the approval of our compensation committee and board of directors referenced above, our shareholders are asked to approve a grant of options to each of Prof. Yehezkel (Chezy) Ofir and Mr. Avishai Abrahami, to purchase 30,000 of our ordinary shares (the “Director Options”). The Director Options will be granted under our 2010 Employee Share Option Plan (the “2010 Plan”). The exercise price will be $14.73, which was the closing price of our ordinary shares on May 5, 2016, the date each of Prof. Yehezkel (Chezy) Ofir and Mr. Avishai Abrahami commenced serving as a director of the Company (the “Service Commencement Date”) and the exercise period will be five years from the Service Commencement Date. The Director Options will vest in equal installments on the first, second and third anniversaries of the Service Commencement Date.

We currently have outstanding options to purchase our ordinary shares and restricted share units (“RSUs”) that were granted under our 2007 Employee Share Option Plan (the “2007 Plan”) and 2010 Plan. As of January 31, 2017, no ordinary shares which are not subject to outstanding equity awards remained available for issuance under the 2007 Plan and 460,414 of our ordinary shares which are not subject to outstanding equity awards remained available for issuance under the 2010 Plan, after giving effect to the grants of 90,000 options for which approval is sought in this Proxy Statement pursuant to Proposals 2, 3 and 4. As of January 31, 2017, options to purchase up to 13,856 of our ordinary shares were outstanding under our 2007 Plan and, after giving effect to the grants of 90,000 options for which approval is sought in this Proxy Statement, options to purchase up to 1,316,773 of our ordinary shares and 83,690 RSUs were outstanding under the 2010 Plan.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve each of the resolutions set forth below, provided that either: (i) such majority includes a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the relevant resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the relevant resolution voted against the resolution does not exceed 2% of the outstanding voting shares of the Company.

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In order for a vote on each of Proposals 2 and 3 to be counted, the voting shareholder must inform us (or if voting by proxy, indicate via a proxy card) whether or not he or she has a personal interest in the resolution under the relevant proposal. In order to inform us accordingly, and therefore for your vote to be counted in respect of Proposal 2 or 3, you must indicate in Items 2A and 3A on the proxy card, as applicable, whether or not you have a personal interest in the resolution under the relevant proposal or are a controlling shareholder of the Company. If you fail to so indicate on the proxy card, your vote will not be counted in respect of Proposal 2 or 3, as applicable. A personal interest does not include a personal interest arising solely from the holding of shares in the Company. Please see the discussion under “Quorum and Required Vote” above for definitions of the terms “controlling shareholder” and “personal interest” for purposes of Proposals 2 and 3.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted (separately with respect to each of Prof. Ofir and Mr. Abrahami):

“RESOLVED, that the grant of options to purchase 30,000 ordinary shares of the Company to Prof. Yehezkel (Chezy) Ofir, as described in SodaStream International Ltd.’s Proxy Statement, dated February 6, 2017, relating to a special general meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

“RESOLVED, that the grant of options to purchase 30,000 ordinary shares of the Company to Mr. Avishai Abrahami, as described in SodaStream International Ltd.’s Proxy Statement, dated February 6, 2017, relating to a special general meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

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PROPOSAL NO. 4

APPROVAL OF A GRANT OF OPTIONS TO MR. TORSTEN KOSTER

Background

Under the Companies Law, remuneration of the members of our board of directors requires, in addition to the approval of our compensation committee and board of directors, shareholder approval. The grant of options to Mr. Torsten Koster, as described below, was approved by our compensation committee and board of directors in February 2017, and, in accordance with the Companies Law, also requires approval by our shareholders.

In December 2010, in connection with the Company’s initial public offering, each of the Company’s then non-employee directors was granted options to purchase up to 30,000 of our ordinary shares that vested over a three-year period, and, in December 2013, the Company’s then continuing non-employee directors were granted options to purchase up to 20,000 of our ordinary shares that vested over a three-year period. In December 2015, in connection with their joining our board of directors, each of Messrs. Stanley Stern, Jonathan Kolodny and Richard Hunter, all of whom are non-employee directors, was granted options to purchase 30,000 of our ordinary shares that vest over a three-year period. Mr. Torsten Koster, who is a non-employee director and satisfies the independent director requirements under the Nasdaq Rules, joined our board of directors in December 2016. Therefore, it is proposed that Mr. Torsten Koster, in connection with his joining our board of directors in December 2016, be granted options to purchase 30,000 of our ordinary shares as further described below.

Grant of Options

Following the approval of our compensation committee and board of directors referenced above, our shareholders are asked to approve a grant of options to Mr. Torsten Koster, to purchase 30,000 of our ordinary shares (the “Koster Director Options”). The Koster Director Options will be granted under our 2010 Plan. The exercise price will be $40.97, which was the closing price of our ordinary shares on December 23, 2016, the date Mr. Koster commenced serving as a director of the Company (the “Koster Service Commencement Date”) and the exercise period will be five years from the Koster Service Commencement Date. The Koster Director Options will vest in equal installments on the first, second and third anniversaries of the Koster Service Commencement Date.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve the resolution set forth below, provided that either: (i) such majority includes a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the resolution does not exceed 2% of the outstanding voting shares of the Company.

In order for a vote on Proposal 4 to be counted, the voting shareholder must inform us (or if voting by proxy, indicate via a proxy card) whether or not he or she has a personal interest in the resolution under such proposal. In order to inform us accordingly, and therefore for your vote to be counted in respect of Proposal 4, you must indicate in Item 4A on the proxy card whether or not you have a personal interest or are a controlling shareholder of the Company. If you fail to so indicate on the proxy card, your vote will not be counted in respect of Proposal 4. A personal interest does not include a personal interest arising solely from the holding of shares in the Company. Please see the discussion under “Quorum and Required Vote” above for definitions of the terms “controlling shareholder” and “personal interest” for purposes of this Proposal 4.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the grant of options to purchase 30,000 ordinary shares of the Company to Mr. Torsten Koster, as described in SodaStream International Ltd.’s Proxy Statement, dated February 6, 2017, relating to a special general meeting of shareholders, be, and hereby is, approved.”

Our board of directors recommends that you vote “FOR” the foregoing resolution.

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OTHER MATTERS

We are not currently aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

On April 18, 2016, the Company filed with the SEC its annual report on Form 20-F for the year ended December 31, 2015. On November 10, 2016, the Company furnished to the SEC under the cover of Form 6-K its results of operations for the three and nine months ended September 30, 2016. Shareholders may obtain a copy of these documents without charge at http://sodastream.investorroom.com or the SEC’s website at www.sec.gov. These documents are also available without charge on the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and on the TASE’s website at http://maya.tase.co.il.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov and, as of December 2015, are also available on the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and on the TASE’s website at http://maya.tase.co.il. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors,

/s/ Stanley Stern
Stanley Stern
Chairman of the Board of Directors

Airport City, Israel

February 6, 2017

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APPENDIX A

PROPOSED COMPENSATION POLICY FOR OFFICE HOLDERS

SODASTREAM INTERNATIONAL LTD.

COMPENSATION POLICY FOR OFFICE HOLDERS

(Originally adopted on March [13], 2017)

I. Preamble

In accordance with the Israeli Companies Law, 5759-1999 (as amended from time to time, the “Companies Law”), this document states the terms of SodaStream International Ltd.’s Compensation Policy for its “Office Holders” (as such term is defined in the Companies Law) (the “Compensation Policy”).

The effective date of this Compensation Policy is the date of its approval by SodaStream’s shareholders and it shall serve as the Compensation Policy of SodaStream International Ltd. (“SodaStream” or the “Company”), as required by the Companies Law.

The adoption of this Compensation Policy will not grant any of SodaStream’s current or future Office Holders a right to receive any components of compensation set forth in this Compensation Policy or otherwise. The components of compensation to which an Office Holder will be entitled will be exclusively those that are determined specifically in relation to him or her and in accordance with the requirements of the Companies Law and the regulations promulgated thereunder. Nothing in this Compensation Policy shall be deemed to provide any rights or remedies to any person. In the event that the Companies Law or the regulations promulgated thereunder contain or are amended to include any relief or exclusion, then, any such relief or exclusion shall be deemed incorporated into this Compensation Policy and shall supersede any provision hereof, including if such relief or exclusion creates a conflict, inconsistency or contradiction with the provisions hereof.

This Compensation Policy will not, and is not intended to, apply to or be deemed to amend employment and/or compensation terms of Office Holders existing prior to its effective date. The terms of employment and compensation of Mr. Daniel Birnbaum, the Company’s current Chief Executive Officer, including the terms approved at the meeting of the Company’s shareholders held on December 20, 2012 and as described in the Company’s proxy statement, as amended, filed with the U.S. Securities and Exchange Commission on November 23, 2012 and the terms approved at the meeting of the Company’s shareholders held on December 22, 2015 and as described in the Company’s amended proxy statement, filed with the U.S. Securities and Exchange Commission on November 30, 2015, shall be deemed incorporated by reference in this Compensation Policy, and this Compensation Policy shall not otherwise relate to the terms of employment and compensation of Mr. Birnbaum.1

In this Compensation Policy, the term “Non-Executive Director” is defined as a member of the Company’s board of directors (the “Board of Directors”), who is not employed by the Company or one of its subsidiaries in any other position.2 Unless expressly stated otherwise, this Compensation Policy relates to all Office Holders other than Non-Executive Directors and the Company’s Chief Executive Officer.3

1 Since the terms of employment and compensation of Mr. Birnbaum, the Company’s current Chief Executive Officer, were duly approved by the Company’s shareholders, Mr. Birnbaum’s terms of employment are excluded for the purposes of the limitations in this Compensation Policy, including the Fixed-Variable Ratio, and were disregarded in determining them.

2 To the extent the Company shall have an active chairman or active vice-chairman of the board, such person would not be considered as a Non-Executive Director.

3 References in this Compensation Policy to the employment or terms of employment of Office Holders shall also apply to the provision of services by Office Holders under a service contract (whether with such Office Holder or an entity controlled by him or her), mutatis mutandis. References to base salaries with respect to Office Holders with a service contract would mean the base fees payable under such contract. Value Added Tax payable by the Company under such service contract, if any, will not be considered or deemed to be part of an Office Holder’s compensation.

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II. Company Philosophy and Compensation Policy Objectives

SodaStream believes that an effective executive compensation program is one that is designed to reward achievements and performance of its Office Holders and which aligns their interests with those of the Company and its shareholders. To achieve this, the fixed components (i.e., base salary, benefits and perquisites) of an Office Holder’s total compensation package will generally not be higher compared with the market, and a significant portion of an Office Holder’s total compensation package will generally be comprised of variable compensation components. Specifically, the Company strives to provide both (i) an annual cash incentive (bonus) which rewards its Office Holders for overachieving financial and personal targets, and (ii) an equity component as a retention vehicle and to motivate its Office Holders by the upside of the Company’s capital appreciation. SodaStream also seeks to ensure that its ability to attract and retain superior employees in key positions is maintained and that the compensation provided to key employees remains competitive relative to the total compensation of similarly situated executives in peer companies and the broader marketplace from which it recruits and competes for talent.

In formulating this Compensation Policy, SodaStream has considered, among other things, the following considerations:

•	advancing the objectives of the Company, its work plan and long-term strategy;

•	creating appropriate incentives to Office Holders of the Company, taking into account, among other things, the risk management policies of the Company;

•	the Company’s size, complexity and the nature and landscape of its operations, including that the Company is a global company headquartered in Israel operating throughout the value chain;

•	regarding those sections of the Compensation Policy that provide for variable compensation components – the Office Holder’s contribution to achieving corporate objectives and profit maximization, with a long-term perspective and in accordance with the role and position of the Office Holder with the Company.

In determining the compensation for each Office Holder, among other relevant factors, the following considerations shall be taken into account:

•	the education, professional experience and achievements of the Office Holder;

•	the Office Holder’s position in the Company (including geographical considerations), scope of responsibilities and contribution to the Company;

•	the circumstances of the Office Holder’s recruitment (which may include compensation arrangements with his or her previous employer) and the terms of prior employment or service agreements with the Company (if any);

•	a comparison of the terms of compensation of the Office Holder to the terms of compensation of other Office Holders in the Company, and to the extent such information is timely available, to terms of compensation of executives in similar positions in peer-group companies; and

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•	a comparison of the total cost of compensation of the Office Holder and the Cost of Salary (as such term is defined in Part A of the First Addendum “A” to the Companies Law) of all Israeli employees of the Company (including, to the extent applicable, Manpower Contractors Engaged by the Company (as such term is defined in Part A of the First Addendum “A” to the Companies Law)), other than the Office Holder, if applicable, and most notably the ratio between the compensation of Office Holders and the median and average salary of all such Company employees, and the ramifications of such ratio on the labor relations of the Company. For the year ended December 31, 2015, the ratio between the highest total compensation package of an Office Holder (excluding Non-Executive Directors and the current Chief Executive Officer) and the median and average salary of all such Company employees was 1:43 and 1:32, respectively. The Compensation Committee and the Board of Directors determined that said ratios are reasonable taking into account the size, complexity and the nature of the Company and its operations and are not expected to have an adverse effect on the labor relations of the Company.

To the extent relevant, necessary and available, peer-group companies will be selected to provide an appropriate comparative model. Peer-group companies will be selected based on appropriate similarities taking into account a number of factors, which may include: market capitalization, type of industry, location of listing of securities, level of revenues, number of employees, geographical considerations, factors of relevance to the particular Office Holder’s role and other factors that will be considered relevant to the comparison.

III. Compensation Components

 The compensation package of Office Holders may consist of one or more of the following components:

(i)	base cash compensation;

(ii)	benefits and perquisites;

(iii)	annual performance-based cash incentives and other discretionary cash compensation;

(iv)	long-term equity-based compensation (such as options to purchase the Company’s ordinary shares or other equity-based instruments, including restricted stock units, restricted stock and stock appreciation rights (collectively, “Equity Awards”)); and

(v)	retirement and termination of service arrangements.

The total compensation package and components thereof may vary between Office Holders, taking into account the factors described above. To reflect the Company’s philosophy and Compensation Policy objectives, with respect to any Office Holder, the ratio between the fixed compensation components and the variable compensation components in any given year on an annual basis shall not be more than 1:8 (the “Fixed-Variable Ratio”).

The Board of Directors has the right to reduce any variable compensation to be granted to an Office Holder due to such circumstances as determined by the Board of Directors in its sole discretion.

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A non-material change in the compensation package of an Office Holder who is not the Chief Executive Officer or serving as a director may be approved solely by the Chief Executive Officer, following consultation with the Compensation Committee, provided that the terms of compensation of such Office Holder will continue to meet the requirements of this Compensation Policy. For these purposes, a change of up to 15% of the annual fixed compensation of such Office Holder shall be deemed to be non-material.

A.	Base Cash Compensation (Base Salary)

The monthly gross base salary of any one of our Office Holders shall not exceed the monthly gross base salary of the Company’s Chief Executive Officer (currently, NIS 100,0004). The monthly gross base salary may be increased from time to time, subject to the aforesaid limit.

B.	Benefits and Perquisites

 Certain benefits and perquisites for our Office Holders are provided in order to comply with legal requirements, while others serve as an additional component of the compensation packages offered to Office Holders.

Benefits and perquisites, including those which are required or facilitated under local laws or are customary in the relevant jurisdiction may include, among others, the following:

•	contributions to pension funds and/or similar schemes such as manager’s insurance programs;

•	contributions to education funds;

•	car allowance or company car and related benefits, including tolls;

•	reimbursement of travel expenses;

•	gross-up mechanisms;

•	annual vacation days and the ability to carry-over unused vacation days;

•	sick leave;

•	redemption of unused vacation days for cash;

•	recuperation pay;

•	health insurance and medical expenses;

•	disability insurance;

•	relocation expenses;

•	housing and/or related expenses;

•	meal programs;

•	cellular/smartphone expenses;

•	laptop computer, tablets, accessories and communication expenses;

•	reimbursement of out of pocket expenses;

•	membership fees in professional associations;

•	subscriptions to business newspapers, trade magazines and other relevant literature.

4 This amount is linked to the Israeli Consumer Price Index (“CPI”) and updated to reflect increases in the CPI with the base CPI being the CPI for October 2013.

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Certain benefits and perquisites may be subject to Company policies, as in effect from time to time.

At the request of an Office Holder, the Company may, in its discretion, agree to pay to him or her amounts payable to pension funds or similar schemes, to education funds or in respect of other social benefits payable to institutions, which are in excess of the maximum allowance for tax exemption purposes, provided that the Office Holder agrees to be liable for any tax liabilities in respect thereof.

C.	Annual Performance-Based Cash Incentive Compensation and Other Cash Compensation (Cash Bonuses)

1.	Annual Cash Bonus

a.	General

Cash bonuses may be paid to Office Holders on an annual basis (the “Annual Cash Bonus”). For each fiscal year, the Company will set an annual target bonus for each Officer Holder, which amount shall not exceed 50% of the Office Holder’s annual gross base salary (the “Annual Target Bonus”). An Office Holder’s maximum Annual Cash Bonus will not exceed 250% of the Annual Target Bonus (i.e., 125% of the Office Holder’s annual gross base salary). The entitlement to and the amount of the Annual Cash Bonus will be dependent upon the achievement of particular financial targets and/or personal targets, as explained below, with each of these targets assigned a particular weight.

The financial targets, including with respect to the Eligibility Threshold (as discussed below), will be: (i) measurable and will be determined based on the annual budget approved by the Board of Directors for the relevant fiscal year; and (ii) derived from various metrics, which may include, among others: revenues, gross profit, operating profit, EBITDA, net profit and net profit before tax.

The achievement of the financial targets, including with respect to the Eligibility Threshold, shall be calculated based on the consolidated audited annual financial statements of the Company for the applicable fiscal year. To the extent relevant, extraordinary or non-recurring events, such as write-offs, acquisitions, divestures, and organizational changes shall be excluded.

b.	Eligibility

Following the approval of the Company’s annual budget by the Board of Directors, the Compensation Committee shall set one or more financial targets. For any Office Holder to be eligible to receive an Annual Cash Bonus at least 80% of each of said financial targets must be achieved (the “Eligibility Threshold”).

In addition, to be eligible for an Annual Cash Bonus, the Office Holder must be actively employed by the Company or one of its subsidiaries during the relevant year to which the bonus relates, which condition may be subject to additional limitations, which may include being employed for a minimum period of time during the relevant year or through a certain date (for example, such as being employed at the time the Annual Cash Bonus is being paid).

c.	Calculating the Annual Cash Bonus

Provided that the Eligibility Threshold has been achieved, the Annual Cash Bonus that an Office Holder may be entitled to will be calculated on the basis of the achievement of:

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•	particular financial targets[5], which may account for 60-100% of the Annual Cash Bonus; and

•	personal targets, which may or may not include measurable criteria and which may account for 0-40% of the Annual Cash Bonus.

For each fiscal year, the Compensation Committee shall adopt a plan which shall set forth, for each Office Holder, the financial targets (and other measurable targets, including measurable personal targets, if any), the weight that will be assigned to each target and the specific rules and the formula that will be used for the calculation of the Annual Cash Bonus.

2.	Discretionary Bonus

Office Holders may receive a discretionary cash bonus of up to eight monthly gross base salaries (the “Discretionary Bonus”) in any given year. The Discretionary Bonus shall not be subject to the achievement of the financial targets and/or personal targets, including the Eligibility Threshold and may be in addition to the Annual Cash Bonus. A Discretionary Bonus may be given for any reason, including, without limitation, for special contributions, achievements, assignments and efforts, all as shall be determined by the Company.

In addition, Office Holders may be awarded a fixed one-time cash payment upon recruitment or promotion, which shall not exceed six monthly gross base salaries.

3.	Conversion to Equity

If agreed to by the Office Holder, the Compensation Committee and Board of Directors will have discretion to convert all or a portion of an Office Holder’s Annual Cash Bonus, in lieu of cash, into Equity Awards and to specify their vesting (and other) terms, provided that the aggregate economic value of such Equity Awards at the time of the grant, as calculated using accepted valuation methods (such as, but not limited to the Black-Scholes formula), does not exceed 100% of the gross amount of the portion of the Annual Cash Bonus being converted.

D.	Long-term Equity Based Compensation

The value of Equity Awards at the date of grant, per one vesting annum, as calculated using accepted valuation methods (such as, but not limited to the Black-Scholes formula), will be subject to the Fixed-Variable Ratio. Equity Awards will not vest until at least one year has passed since the date of grant, subject to partial or full acceleration under certain circumstances. The exercise period of Equity Awards, if applicable, shall not exceed 10 years from the date of grant.

The terms and conditions of Equity Awards shall be governed by the Company’s existing or future equity incentive plans and applicable law. Notwithstanding the terms of Equity Awards, in the event of a change of control event, vesting of options and/or other Equity Awards may be accelerated as determined by the Company’s Board of Directors or the Compensation Committee.

5 One or more of the particular financial targets may be identical to the financial targets used to set the Eligibility Threshold.

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E.	Retirement and Severance Package

When determining the terms of retirement and/or termination benefits, the following considerations will be taken into account, among other things:

•	the amount of time the Office Holder spent with the Company (the “Time of Service”);

•	the terms of his or her compensation during the Time of Service;

•	the Company’s performance during the Time of Service;

•	the Office Holder’s contribution to the achievement of the Company’s goals and attainment of revenues; and

•	the circumstances surrounding the Office Holder’s departure.

The retirement and/or termination benefits, whether or not retirement and/or termination were at the behest of the Company or the Office Holder, may include, among others, the following benefits:

•	Advance notice – Advance notice upon termination of employment for a certain period of time, which in any case will not exceed a term of four months. During such period of time, the Company will generally be entitled to discontinue the Office Holder’s employment, and, in its discretion, to make payment of the amounts he or she would be entitled to through the end of such period.

•	Severance pay – Under Israeli law, employees are generally entitled to severance pay equal to 100% of the employee’s gross base salary for the last month of employment multiplied by the number of years, including parts of years, of his or her employment with the Company (including notice periods). As such, retirement and/or termination benefits may include the transfer (including under Section 14 of the Israeli Severance Pay Law 5723-1963) to the Office Holder of the amounts contributed to pension funds and/or similar schemes such as manager’s insurance programs, on account of severance pay, as well as additional amounts such that contributions on account of severance pay reflect the Office Holder’s most recent monthly gross base salary.

•	Contribution to funds – The transfer to the Office Holder of the amounts contributed to pension funds and/or similar schemes, such as manager’s insurance programs, other than on account of severance pay, and to education funds.

•	Transition period – Office Holder’s may be entitled to a transition period of up to six months during which time he or she may continue to receive his or her compensation, however, he or she shall not be granted new Equity Awards and shall not be entitled to an Annual Cash Bonus in respect of the transition period. In addition, the transition period shall be disregarded for the purposes of vesting of Equity Awards.

•	Retirement Bonus – Office Holder’s may be given a cash bonus of up to four monthly gross base salaries upon retirement.

IV. Non-Executive Directors

Non-Executive Directors may be entitled to:

•	an annual cash retainer not to exceed U.S. $30,000, and in the case of the Chairman of the Board of Directors, not to exceed U.S. $60,000;

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•	a per meeting fee not to exceed U.S. $500 for any board or committee meeting attended and a fee not to exceed U.S. $250 per written resolution of the board or a committee thereof;

•	refund of expenses; and

•	to participate in SodaStream’s equity incentive plans or to otherwise receive Equity Awards.

The value of Equity Awards at the date of grant, per one vesting annum, as calculated using accepted valuation methods (such as, but not limited to the Black-Scholes formula), will not exceed, U.S. $300,000.

The Equity Awards shall not vest until at least one year has passed since the date of grant, subject to partial or full acceleration under certain circumstances. The terms of the Equity Awards may provide, among other things, that they may be exercised on a net exercise or cashless basis. The exercise period of the Equity Awards, if applicable, shall not exceed 10 years from the date of grant. However, with respect to the first grant of Equity Awards to a Non-Executive Director in connection with him or her first becoming a member of the Board of Directors (whether appointed by the Board of Directors or elected by the Company’s shareholders), the minimum vesting period and the maximum exercise period of such Equity Awards shall be measured commencing from the date that the Non-Executive Director first became a member of the Board of Directors (the “Commencement of Service Date”) and the exercise price of such Equity Awards (if applicable) shall be set as the closing price of the Company’s shares on the Commencement of Service Date.

Notwithstanding the above, Non-Executive Directors who (if any) are subject to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of External Directors), 2000 (the “Remuneration of External Directors Regulations”), as amended by the Companies Regulations (Relief for Public Companies Traded on Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time, may be entitled to remuneration and refund of expenses in accordance therewith, including the relative compensation mechanism specified in sections 8A and 8B of the Remuneration of External Directors Regulations.

V. Compensation Recovery (“Claw-back”)

In the event of an accounting restatement in the Company’s financial statements, the Company shall be entitled to recover from any Office Holder amounts paid to him or her that would not have been paid but for the incorrect financial data, provided that no more than 36 months have passed since the approval by the Board of Directors of the financial statements of the Company on which basis the payments were made.

The Company will only seek reimbursement from an Office Holder to the extent such Office Holder would not have been entitled to all or a portion of the payments made to him or her, based on the financial data included in the restated financial statements. The Compensation Committee will be responsible for approving the amounts to be recovered, including if repayment will be made either on a pre-tax or an after-tax basis, and for setting terms for such recovery from time to time.

Notwithstanding the aforesaid, the compensation recovery will not be triggered in any one of the following events:

•	a financial restatement required because of changes in applicable financial reporting standards or law;

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•	transactions that require retroactive restatement (e.g., discontinued operations);

•	reclassifications of prior year financial information to conform with the current year presentation, or discretionary accounting changes;

•	with respect to an individual Office Holder, if he or she did not actually know or, in the performance of his or her duties, would not reasonably be expected to have known, of the basis for the restatement and that the financial data included in the financial statements was inaccurate; and

•	the Compensation Committee and/or the Board of Directors determined that (i) it would be unreasonable or impracticable to seek reimbursement, (ii) that there is a low likelihood of success under relevant governing law or (iii) it is not worthwhile taking into account the cost and effort that may be involved.

Nothing in this section derogates from any other “Claw-back” or similar provisions regarding disgorging of profits imposed on Office Holders by virtue of applicable securities laws.

VI. Exculpation, Indemnification and Insurance

In addition, Office Holders, including Non-Executive Directors, may be entitled:

•	to exculpation from liability to the fullest extent permitted by applicable law;

•	to indemnification for liabilities and expenses to the fullest extent permitted by applicable law;

•	to be covered by “Directors and Officers Insurance” at the expense of the Company, which may include “run-off” provisions, covering Office Holders for a period of up to seven (7) years after the termination of their services with the Company, or the resolution of existing claims, the later of the two.

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